ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Christopher D. Labosky
T +1 617 235 4732
christopher.labosky@ropesgray.com

June 15, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:	Post-Effective Amendment Number 54 to the Registration Statement of Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) on Form N-1A filed on April 8, 2021 (the “Registration Statement”)

Dear Ms. Rossotto:

On April 8, 2021, Baillie Gifford Funds (the “Trust”) filed the above-referenced amendment to the Registration Statement of the Trust (“Amendment No. 54”), for the purpose of registering for public offer and sale the Institutional Class and Class K shares of Baillie Gifford China Equities Fund (the “Fund”), a new series of the Trust. On May 21, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided comments regarding Amendment No. 54 by telephone to representatives of Ropes & Gray LLP, counsel to the Trust. We respectfully submit this comment response letter on behalf of the Trust. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 56 to the Trust’s Registration Statement, which is expected to be filed effective June 22, 2021, pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

For convenience of reference, the corresponding comment is summarized before each of the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Existing disclosures below that have been revised are reflected, as applicable, with the new text underlined and the deleted text shown in strikethrough.

Prospectus

1.           Comment: Footnote (c) to the table under Fund Summary—Annual Fund Operating Expenses, which describes the fee waiver/expense reimbursement agreement, references sub-

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accounting expenses. Please supplementally describe the purpose and recipients of the sub-accounting expenses.

Response: The Fund expects to incur sub-accounting expenses in connection with services provided to shareholders in Institutional Class shares of the Fund. It is expected that Institutional Class shares of the Fund will make payments, or reimburse the Manager or its affiliates for payments they make, to financial intermediaries that provide certain administrative, recordkeeping, and account maintenance services. Shareholder services provided by a financial intermediary may (though they will not necessarily) include, among other things: processing and mailing trade confirmations, periodic statements, prospectuses, annual reports, semiannual reports, shareholder notices, and other SEC-required communications; capturing and processing tax data; issuing and mailing dividend checks to shareholders who have selected cash distributions; preparing record date shareholder lists for proxy solicitations; collecting and posting distributions to shareholder accounts; and establishing and maintaining systematic withdrawals and automated investment plans and shareholder account registrations. The Fund expects to make such payments to a range of financial intermediaries, including brokers, financial planners or advisers, banks, and insurance companies. The amount of such payments and/or reimbursement is subject to caps established by the Board and is reviewed by the Board of Trustees periodically. The nature and extent of sub-accounting services provided to Institutional Class shareholders and the amount of sub-accounting fees charged to the Fund will vary among financial intermediaries.

2.            Comment: The Fund Summary—Principal Investment Strategies section states that “[t]he Fund will seek to meet its objective by investing in a portfolio of common stocks and other equity securities of companies located in the People’s Republic of China.” Please confirm that each type of equity security in which the Fund plans to invest as part of its principal investment strategies is disclosed in that section.

Response: The Fund confirms that the Fund Summary—Principal Investment Strategies section identifies each type of equity security in which the Fund plans to invest as part of its principal investment strategies.

3.            Comment: The Fund Summary—Principal Investment Strategies section states that the Fund will invest in companies “located in” China, and the prospectus further describes how the Fund evaluates whether a company is “located in” a certain country or region. Please revise this disclosure to clarify that for a company to be “located in” a certain country or region, it must be economically tied to that country or region.

Response: In response to this comment, the Fund will revise the disclosure under the heading Location of Issuers in the Additional Information About Principal Strategies and Risks—Selected Investment Techniques and Topics section as follows:

In determining where an issuer is located for these purposes, or where an issuer’s principal activities are, the Manager will consider a number of factors (together,

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designed to determine whether an issuer is economically tied to a country or region), including but not limited to: ...

4.            Comment: The Fund Summary—Principal Investment Strategies section states that the Fund may invest in convertible securities. Please supplementally disclose if the Fund will invest in contingent convertible securities and, if so, the extent of the Fund’s investment in those securities.

Response: The Fund confirms that it does not currently intend to invest in contingent convertible securities.

5.            Comment: Please confirm that the fee waiver/expense reimbursement agreement referred to in footnote (c) to the table under Fund Summary—Annual Fund Operating Expenses will extend for at least one year beyond the effective date of the Registration Statement.

Response: The Fund confirms that the footnote referenced in the above comment will reflect that the fee waiver/expense reimbursement arrangement will extend until April 30, 2023, which is at least one year beyond the expected effective date of the Registration Statement as noted above.

6.            Comment: The Fund Summary—Principal Investment Strategies section states that the Fund’s investments can include China A shares, which are described as “common stocks and other equity securities that are listed or traded on a Chinese stock exchange and which are quoted in renminbi.” Please consider adding language clarifying that renminbi is the official currency of China.

Response: In response to this comment, the Fund will revise the above-referenced disclosure as follows:

The Fund’s investments can include securities of companies listed on exchanges located in and outside of China and include China “A” shares (“A Shares” or “China A Shares”), which are common stocks and other equity securities that are listed or traded on a Chinese stock exchange and which are quoted in renminbi, the official currency of China.

7.            Comment: The Fund Summary—Principal Investment Strategies section states that the Fund may in the future access securities through the qualified foreign investor program (“QFI”). Please consider adding language clarifying that QFI provides the Fund direct access to equity securities through Chinese exchanges.

Response: In response to this comment, the Fund will revise the above-referenced disclosure as follows:

The Fund may in the future also directly access securities of companies through the qualified foreign investor program (“QFI” formerly the Qualified Foreign

June 15, 2021

Institutional Investor and Renminbi Qualified Foreign Institutional Investor programs) or other means of access which may become available in the future.

8.            Comment: The Fund Summary—Principal Risks section under the heading China Risk states that “[s]ignificant portions of the Chinese securities markets may become rapidly illiquid.” Please supplementally explain how the Fund will manage its liquidity in such conditions and not exceed the statutory limits on illiquid investments, especially in light of the Fund’s non-diversified status.

Response: In accordance with Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund will adopt and implement a liquidity risk management program (the “Program”). The purpose of the Program will be to outline the techniques, tools and arrangements employed for the management of liquidity risk within the Fund, and the terms, contents, and frequency of reporting and escalation of any issues to the Fund’s Board of Trustees. Liquidity will be managed taking into account the Fund’s investment strategy, diversification status, liquidity profile, redemption policy, and eventual history of the Fund, with the objective of maintaining a level of liquidity that is appropriate in light of the Fund’s obligations to its shareholders and within the statutory limits on illiquid investments. The Program will assess liquidity risk under both normal and stressed market conditions. The Manager notes that it has managed the Trust’s Program with respect to Baillie Gifford China A Shares Growth Fund (the “A Shares Fund”), since the A Shares Fund’s inception in December 2019. The A Shares Fund is also a non-diversified Fund. The Manager believes the Program has operated effectively with respect to the A Shares Fund since its inception and believes that the Program will be adequate to assess and manage the Fund’s liquidity risk.

9.            Comment: The Fund Summary—Principal Investment Strategies section states that the Fund’s portfolio managers employ both a bottom-up approach to stock selection and an additional due diligence process for Chinese companies. Please further describe the additional due diligence process for Chinese companies in either the Fund Summary—Principal Investment Strategies section or the Additional Information About Principal Strategies and Risks—Principal Investment Strategies section.

Response: In response to this comment, the Fund will revise the disclosure in the Additional Information About Principal Strategies and Risks—Principal Investment Strategies section as follows to further describe the additional due diligence process the Fund’s portfolio managers employ for Chinese companies:

As part of their bottom-up stock-picking approach, the~~The~~ portfolio managers employ an additional due diligence process for Chinese companies. In~~in~~ light of the comparative immaturity of the Chinese capital markets and the status of China as an emerging market economy, the portfolio managers complete a due diligence checklist for each Chinese company, which covers topics such as management and ownership and business financials. If the portfolio managers identify any

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areas of further interest during this due diligence review, the portfolio managers may commission additional research from third-party specialists.

10.          Comment: The Fund Summary—Principal Risks section under the heading Geographic Focus Risk states that the Fund “expects to focus its investments in a limited number of countries or geographic regions.” If applicable, please disclose whether the Fund intends to principally invest in any other countries besides China.

Response: The Fund confirms that the Fund does not intend to principally invest in any other countries besides China.

11.          Comment: The Fund Summary—Principal Risks section under the heading Conflicts of Interest Risk states that “[t]he Manager’s relationship with the Fund’s institutional investor base may give rise to various conflicts of interest, since the Manager will sometimes have an incentive to favor those shareholders over other shareholders in the Fund.” Please supplementally explain the purpose of this disclosure.

Response: As described in the Additional Information About Principal Strategies and Risks—Principal Investment Risk section under the heading Conflicts of Interest Risk—Conflicts Relating to the Fund’s Mixed Shareholder Base, the Fund expects that a significant portion of its shares will be held by institutional investors such as private defined benefit retirement plans, city and state retirement systems, endowments, foundations, and other pooled investment vehicles, including other mutual funds. These institutional investors will often have broader shareholder servicing relationships with the Manager and its affiliates than other Fund shareholders, will likely receive information or reporting regarding their accounts that is different from the regular reporting the Fund makes to shareholders as a whole, and may have separate contractual arrangements with the Manager relating to their investment in the Fund. The Manager and the Fund each maintains a code of ethics as well as various procedures and guidelines designed to promote equal treatment and fairness among Fund shareholders and to prevent the inappropriate flow of material, non-public information. The purpose of the above referenced disclosure is to put shareholders on notice that these broader relationships and other financial interactions may cause the Manager to have an incentive to favor institutional shareholders over other shareholders in the Fund.

12.          Comment: Please consider adding disclosure to the Fund Summary—Principal Risks section describing the specific risks resulting from economic, demographic, and social issues in China that may impact the Fund’s investments.

Response: The Fund does not believe that additional risk disclosure in the Fund Summary—Principal Risks section specifically discussing the risks resulting from economic, demographic, and social issues in China is warranted. The Fund believes that its current summary risk disclosure is consistent with the SEC’s pronouncements in Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 (Jan. 13, 2009), the Staff’s positions taken in the Investment Management

June 15, 2021

Guidance Update 2014-08, public comments of the former Director of the Division of Investment Management, and the SEC’s recent proposal to update and tailor mutual fund disclosure.1 The Trust believes that this guidance stands for the proposition that the summary section of a prospectus should be succinct, clear and concise, and that unnecessarily long and duplicative summary sections undermine the usefulness of the disclosure. The Fund believes that including, in the Fund summary, separate detailed disclosure of the risks resulting from economic, demographic, or social issues in China would make the Fund summary less succinct, clear and concise, and may undermine its usefulness.

In response to this comment, however, the Fund will revise the disclosure under the heading China Risk—Special Risk Considerations of Investing in China in the Additional Information About Principal Strategies and Risks—Principal Investment Risk section as follows:

Investing in securities of Chinese issuers, including by investing in China A Shares, involves certain risks and considerations not typically associated with investing in securities of U.S. issuers~~, including~~ in part because the Chinese government exercises significant control over the Chinese economy through heavy involvement in economic and regulatory policy. Certain risks and considerations of investing in Chinese issuers include, among others, more frequent trading suspensions and government interventions (including by nationalization of assets), currency exchange rate fluctuations or blockages, limits on the use of brokers and on foreign ownership, different financial reporting standards, higher dependence on exports and international trade, restrictions on the size of permissible positions in individual Chinese issuers, potential for increased trade tariffs, sanctions, embargoes and other trade limitations, greater political, economic, social, legal and tax-related uncertainty, high market volatility caused by any potential regional territorial conflicts, social instability, or natural disasters, and custody risks. U.S. sanctions or other investment restrictions could preclude the Fund from investing in certain Chinese issuers or cause the Fund to sell investments at a disadvantageous time. Changes to political and economic relationships, including recent trade disputes and strained international relations, between China and other countries and changes to China’s socioeconomic systems may adversely affect the Fund’s investments in China. Additionally, portions of the Chinese securities markets may become rapidly and unexpectedly illiquid, as Chinese issuers have the ability to suspend the trading of their equity securities and have exercised that ability in the past in response to market volatility and other events. If the liquidity of investments became

1 Tailored Shareholder Reports, Treatment of Annual Prospectus Updates for Existing Investors, and Improved Fee and Risk Disclosure for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, Investment Company Act Release No. IC-33963 (August 5, 2020) (“The revisions and additions we are proposing are designed to further improve fund prospectus risk disclosure by making this disclosure clearer and more specifically tailored to a fund…. The proposed change is designed to emphasize that principal risk disclosure that appears in the summary prospectus should be concise and succinct, with more detailed risk information to appear later in the statutory prospectus.”)

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impaired, it could make investments more difficult to value, limit the Fund’s ability to obtain cash to meet redemptions on a timely basis, hinder the Fund’s ability to honor redemption requests within the allowable time period, and force the Fund to sell securities at a reduced price or under unfavorable conditions.

13.          Comment: Consider adding disclosure regarding any custody risks unique to investing through QFI or the stock connect programs either in the Fund Summary—Principal Risks section or the Additional Information About Principal Strategies and Risks—Principal Investment Risk section.

Response: The Fund believes its existing custody risk-related disclosure adequately covers the risks of investing through QFI and the stock connect programs. While the Fund notes that the Additional Information About Principal Strategies and Risks—Selected Investment Techniques and Topics section of the prospectus under the heading Investing in China through the Stock Connect programs and QFI program already describes the custodial arrangement for QFI and the related risks, in response to this comment, the Fund will add to that section cross-references to the disclosure under the Non-U.S. Investment Risk heading in the About Principal Strategies and Risks—Principal Investment Risks section of the prospectus, which describes limitations and related risks with custody arrangements in non-U.S. markets, and to the disclosure under the heading Emerging Markets Risk—Custody Risk in the Risks section of the statement of additional information, which describes the risks related to the custody and trade settlement practices in emerging markets such as China.

14.          Comment: Does the Fund plan to invest in any companies or sectors that China considers strategically important from an economic or security perspective? If so, please consider affirmatively disclosing those potential investments and discussing the potential limitations and risks related to those holdings.

Response: The Fund confirms it may invest in companies or sectors that China considers strategically important from an economic or security perspective. The Fund believes its existing disclosure adequately covers the risks of these investments. The Fund notes that China Risk in both the Fund Summary—Principal Risks and About Principal Strategies and Risks—Principal Investment Risks sections discuss, among other things, the potential for increased trade tariffs, sanctions, embargoes and other trade limitations. Additionally, the Fund notes that the disclosure under the heading Market Disruption and Geopolitical Risk in the About Principal Strategies and Risks—Principal Investment Risks section describes the impact of geopolitical events such as “sanctions, tariffs, trade disputes, the imposition of exchange controls or other cross-border trade barriers.” The Fund, therefore, does not intend to introduce additional disclosure in response to this comment.

15.          Comment: Please expand the disclosure in the Fund Summary—Principal Risks section under the heading Market Disruption and Geopolitical Risk to more specifically address the

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potential for deterioration in U.S./China relations and the potential impact on the Fund. Please also confirm the disclosure addresses recent events that may impact the Fund or its investments.

Response: The Fund does not believe that additional risk disclosure in the Fund Summary—Principal Risks section specifically discussing the potential for deterioration in U.S./China relations and the potential impact on the Fund is warranted. The Fund believes that its current summary risk disclosure is consistent with the SEC guidance noted in response to Comment 12 above. The Fund believes that including, in the Fund Summary section, separate detailed disclosure of the risks related the deterioration in U.S./China relations would make the section less succinct, clear and concise, and may undermine its usefulness. The Fund notes that the following disclosure in the About Principal Strategies and Risks—Principal Investment Risks section under the heading Market Disruption and Geopolitical Risk describes the risks related to the deterioration in U.S./China relations and its potential impact on trade and investments:

Because of the fast-moving nature of current U.S.-China trade disputes, there is a heightened risk that events occurring after the close of Chinese markets may have a material impact on the value of Chinese securities held by the Fund. The likelihood of such an occurrence and impact of such events may be difficult to assess before the Fund’s Pricing Point (as defined below) on the same day, which may impact the accuracy of the NAV per share calculated by the Fund on a given day. The Fund maintains policies and procedures intended to mitigate this risk.

Additionally, the Fund confirms that its current disclosure addresses recent events that the Fund reasonably foresees as potentially impacting the Fund or its investments.

16.          Comment: Because the Fund Summary—Principal Investment Strategies section states that the Fund may invest in participatory notes, preferred stocks, convertible securities, warrants, and China A shares, please add related disclosure in the Fund Summary—Principal Risks section.

Response: While the Fund maintains the flexibility to invest in participatory notes, preferred stocks, convertible securities, warrants, and China A shares from time to time as part of its principal investment strategies, the Fund does not believe that additional, separate risk disclosure regarding these instruments in the Fund Summary section is warranted and that its current summary risk disclosure is consistent with the SEC guidance noted in response to Comment 12 above. The Trust respectfully submits that the Equity Securities Risk included in the About Principal Strategies and Risks—Principal Investment Risks section discusses in sufficient detail the risks associated with investment in participatory notes, preferred stocks, convertible securities, warrants, and China A shares (which are identified in the Fund Summary—Principal Investment Strategies section as a type of common stock). In addition, the Fund’s statement of additional information includes additional disclosure on the features and risks associated with these instruments. The Trust believes this existing disclosure is appropriate and sufficient for each type of security taking into account the nature of the Fund’s intended investments in each instrument and, therefore, respectfully declines to include additional disclosure in response to this comment.

June 15, 2021

17.          Comment: The Fund Summary—Principal Investment Strategies section states that “[t]he Fund does not expect to engage in currency hedging,” however the Additional Information About Principal Strategies and Risks—Selected Investment Techniques and Topics section under the heading Currency Hedging states that “[t]he Fund may in the future use various investment products to hedge the risks to the Fund from exposure to local currency movements.” Please revise the disclosure for consistency.

Response: The Fund does not currently expect to engage in currency hedging as part of its principal investment strategies, but reserves the ability to do so in the future. The Fund does not consider the disclosure to be inconsistent and, therefore, respectfully declines to revise it in response to this comment.

18.          Comment: Within the Additional Information About Principal Strategies and Risks section, please distinguish between the investments that are and are not part of the Fund’s principal investment strategies and identify any non-principal investment strategies as such.

Response: The Fund confirms that a complete discussion of the Fund’s principal investment strategies and risks is included in the Principal Investment Strategies and Principal Investment Risks sub-sections in the Additional Information About Principal Strategies and Risks section. The Fund notes that the Additional Information About Principal Strategies and Risks—Selected Investment Techniques and Topics section provides additional context and details regarding certain non-principal investment strategies, which, while not principal strategies or risks, are nonetheless relevant to the discussion of how the Fund intends to achieve its investment objectives, in accordance with Item 9(b) of Form N-1A.  The Fund, therefore, respectfully declines to make any changes in response to this comment.

19.          Comment: The Additional Information About Principal Strategies and Risks—Selected Investment Techniques and Topics section under the heading Capitalization Criteria and Investment Limitations states that the Fund may pursue its investment strategy indirectly, and that “[i]ndirect investments may include… derivatives (based on either notional or mark-to-market value depending on the instrument and circumstances.” If the Fund will use exposure through derivatives for the purposes of satisfying its 80% investment policy under Rule 35d-1 under the 1940 Act (“Rule 35d-1”), please confirm that the Fund will use the mark-to-market value of such derivatives, and not the notional value, in assessing compliance with Rule 35d-1.

Response: The Fund currently does not expect to make significant use (in terms of percentage of net assets) of derivatives. Accordingly, the Fund confirms that it does not currently expect to use exposure to derivatives for purposes of satisfying its 80% investment policy under Rule 35d-1.

20.          Comment: Please supplementally confirm that no more than 15% of the Fund’s net assets will be invested in private funds.

June 15, 2021

Response: The Fund confirms that no more than 15% of the Fund’s net assets will be invested in private funds.

21.          Comment: Please consider adding disclosure in the Fund Summary—Principal Risks section further describing the risks related to investing through the QFI and the stock connect programs.

Response: The Fund does not believe that additional risk disclosure in the Fund Summary—Principal Risks section specifically discussing the risks related to investing through the QFI and the stock connect programs is warranted. The Fund believes that its current summary risk disclosure is consistent with the SEC guidance noted in response to Comment 12 above. The Fund believes that including, in the Fund Summary section, separate detailed disclosure of the risks related to investing through the QFI and stock connect programs would make the section less succinct, clear and concise, and may undermine its usefulness. The Fund also notes that the risks related to investing through the QFI and the stock connect programs are currently disclosed in the About Principal Strategies and Risks—Principal Investment Risks section under the headings China Risk—QFI Investing Risk and China Risk—Stock Connect Investing Risk, respectively.

22.          Comment: The Additional Information About Principal Strategies and Risks—Selected Investment Techniques and Topics section under the heading Conflicts of Interest Risk—Conflicts Related to the Fund’s Mixed Shareholder Base states that, in some cases, institutional investors will have separate contractual arrangements with the Manager relating to their investment in the Fund. Please supplementally explain the nature of these contractual arrangements and why these contractual arrangements are entered into instead of offering a separate share class of the Fund.

Response: The Manager on occasion enters into contractual arrangements (“Side Letters”) with certain institutional investors exercising investment discretion to purchase shares on a non-intermediated basis in the Fund. The Manager, and not the Fund or Trust, enters into Side Letters only where it is clearly necessary in order for a prospect to invest in the Fund and only after a careful review process. The Manager does not believe that the contractual rights granted under the Side Letters by the Manager to any shareholder commit the Manager to take any action or to refrain from taking any action that would materially advantage a shareholder over any other shareholder in the Fund in a way that is inconsistent with either the letter or the spirit of the 1940 Act. In large measure, this conclusion is supported by the fact that the material undertakings of the Manager in these Side Letters generally require the Manager to do only what it would already be required to do under applicable law, regulation or prospectus disclosure.

23.          Comment: The Fund Management—Investment Manager section under the heading Investment Services states that “[a] discussion regarding the basis of the Board’s approval of the Advisory Agreement of the Fund will be available in the first shareholder report that covers the period in which the Fund commences operations.” Please specify whether this disclosure will be included in the annual or semi-annual shareholder report, and please disclose the date of the Board’s approval.

June 15, 2021

Response: The Trust does not know when the Fund will commence operations and therefore is not able to revise the quoted disclosure to provide greater specificity in the Rule 485(b) amendment to the Registration Statement. The Fund confirms that the quoted disclosure will be updated to specify whether the discussion regarding the basis of the Board’s approval of the Advisory Agreement of the Fund is included in the annual or semi-annual shareholder report and the period covered by the relevant annual or semi-annual report in the first annual update to the Registration Statement after such information is known to the Fund. The Fund confirms that the discussion regarding the basis of the Board’s approval of the Advisory Agreement of the Fund will disclose the date of the Board’s approval.

24.          Comment: Please provide the Staff with the completed table and related disclosure to be included in the Historical Performance Information for Similar Accounts section prior to effectiveness of the Rule 485(b) amendment to the Fund’s Registration Statement.

Response: The requested information was provided to the Staff via electronic mail on June 10, 2021.

25.          Comment: If the returns included in the Historical Performance Information for Similar Accounts section will be expressed in a currency other than U.S. dollars, please disclose the currency in which the similar account was managed.

Response: The Fund confirms that the returns included in the Historical Performance Information for Similar Accounts section will be expressed in U.S. dollars.

Statement of Additional Information

26.          Comment: The Fund Investments section states that “[e]xcept as otherwise stated or as required under applicable law, all percentage limitations on investments will apply at the time of the making of an investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment.” Please clarify that that the aforementioned statement does not apply to the percentage limitations on borrowing contained in Section 18(f)(1) of the 1940 Act.

Response: The Fund acknowledges that the asset coverage requirements under Section 18(f)(1) of the 1940 Act apply both at the time of borrowing and on an ongoing basis with a three-day cure period for passive breaches. The Trust respectfully observes, however, that the language quoted above does not apply to situations where applicable law requires the application of a different standard. The Fund, therefore, does not intend to revise the disclosure in response to this comment.

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June 15, 2021

Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,
/s/ Christopher Labosky
Christopher Labosky

cc:	Gareth Griffiths, Baillie Gifford Overseas, Limited

George B. Raine, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.